1 GOLD FIELDS PROVIDES MARKET UPDATE ON PROPOSED YAMANA GOLD ACQUISITION Johannesburg, 11 July 2022: Gold Fields Limited (Gold Fields or the Company) (JSE, NYSE: GFI) is pleased to provide a market update regarding the proposed acquisition of all the outstanding common shares of Yamana Gold Inc. (TSX: YRI; NYSE: AUY; LSE: AUY) (Yamana) (the Transaction), including additional information on the quality and investment case of the combined company. Gold Fields is also announcing two developments which it believes improve the value of the Transaction to shareholders:  Enhanced dividends: Given our strong conviction on cash flows, Gold Fields will revise its dividend policy to enable it to declare an interim and final dividend in respect of each financial year, based on 30-45% of the normalised earnings attributable to owners of the parent. Furthermore, and subject to attaining the relevant normalised earnings and the applicable legal and board approvals required to declare a dividend, Gold Fields targets paying a dividend at the top end of the revised dividend policy (45% of normalised earnings) for the 2023 dividend cycles (being the 2023 interim and final dividends), following implementation of the proposed acquisition.  Toronto Stock Exchange (TSX) listing: Gold Fields will apply to have its securities listed on the TSX, subject to the completion of the Transaction, to provide shareholders additional flexibility at limited incremental cost. The TSX listing would be in addition to Gold Fields’ existing primary listing on the Johannesburg Stock Exchange (JSE) and secondary listing of American depositary shares on the New York Stock Exchange. The TSX listing is subject to the approval of the TSX in accordance with its listing requirements. The TSX has not conditionally approved Gold Fields’ listing application and there is no assurance that the TSX will approve the listing application. Chris Griffith, Chief Executive Officer of Gold Fields, says: “We have a strong track record of growing the value and quality of our portfolio, being a disciplined operator, and rewarding our shareholders with superior returns. We believe the Yamana acquisition delivers on our strategy to grow the value and quality of our portfolio, by creating a winning combination of excellent assets with complementary operational strengths and proactively addressing industry wide production and reserve replacement challenges. “Gold Fields has proven capacity to unlock the full potential of Yamana’s world class assets which will give us a stronger capital markets profile and enable us to generate superior shareholder returns. I have been greatly encouraged by the constructive discussions we have had with our shareholders. The Board and management team remain steadfast in their belief in the long-term benefits that this deal will bring to both sets of shareholders.

2 “The acquisition of Yamana represents the culmination of many months of assessing the best option to accelerate Gold Fields’ growth strategy and deliver long term shareholder value. Having explored both organic growth and bolt-on acquisitions, moving now to complete this transaction is the best opportunity for both speed of delivery and value to accelerate the next phase of the company’s growth.” The Transaction will require the approval of at least two-thirds of the votes cast by Yamana Gold shareholders voting in person or represented by proxy at a special meeting of Yamana shareholders called for that purpose. The issuance of Gold Fields’ shares under the Transaction is also subject to the approval of at least 75% of the voting rights exercised on such resolution by Gold Fields’ shareholders at a special meeting of Gold Fields’ shareholders called to approve the Transaction. The Transaction is subject to, among other things, the approval by the Ontario Superior Court of Justice (Commercial List), applicable stock exchange approvals and other regulatory approvals. Transaction rationale Gold Fields presently benefits from a strong near-term growth outlook with the Salares Norte mine coming on stream in early 2023. Acquiring the 10–15-year quality replacement and growth profile of Yamana provides a logical strategic fit that will result in long-term growth of the quality and value of the combined portfolio of assets, while maintaining capital discipline and optimising shareholder returns. Gold Fields is confident that now is the time to invest in the right asset pipeline given the global scarcity of quality assets that are long-life, low cost, and located in appealing jurisdictions. Gold Fields’ believes that the proposed Yamana acquisition will deliver on Gold Fields’ strategy and ensure it has the assets, capital and technical capability to continue to grow and deliver value for shareholders for the longer- term. The new Gold Fields will have an industry-leading portfolio of high-quality, secure long-life assets with a strong growth pipeline. Gold Fields’ proven track record in portfolio optimisation and project development makes the Company well placed to unlock the full potential of Yamana’s development potential and create sustainable value into the longer-term. The proposed acquisition is further expected to deliver a stronger capital markets profile, increased balance sheet strength, significantly improved liquidity and low leverage in line with industry peers. An updated market presentation is being released today on our website – www.goldfields.com - which explains in more detail the Transaction benefits for both sets of shareholders. An investor conference call and media roundtable will be held later today (details below). ENDS

GOLD FIELDS

MEDIA RELEASE

NOTICE OF INVESTOR CONFERENCE CALL: An investor conference call and presentation is available to all interested parties via live webcast today at 1:30pm UK time/ 2:30pm South African Time/ 8.30am Eastern Time, via www.newgoldmajor.com and www.goldfields.com or per the link and numbers below. A replay of the webcast will be available after the completion of the call and will remain available for an extended period.

http://78449.themediaframe.com/links/goldfields220505.html and on the company website – www.goldfields.com. We encourage you to pre-register for the webcast.

South Africa:	+27 010 500 4108
UK:	+44 203 608 8021
Australia:	+61 073 911 1378
USA and Canada:	+1 412 317 0088
International:	+27 10 500 4108

NOTICE OF MEDIA CALL: Gold Fields CEO Chris Griffith will host a media conference call at 9:00am UK time/ 10:00am South African Time/ 4:00am Eastern Time today. Callers are advised to dial in 5 minutes prior to the start time.

Dial-in details are as follows:

South Africa:	+27 010 201 6644 or +27 011 535 3586
UK:	+44 333 300 1417
Australia:	+27 028 015 2168
USA and Canada:	+1 508 924 4325
Passcode:	6367644
PIN:	27749

For further information, please visit the dedicated Transaction microsite www.newgoldmajor.com.

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and one project in Chile. We have total attributable annual gold-equivalent production of 2.34Mo, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary share trade on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

3

GOLD FIELDS
MEDIA RELEASE

About Yamana Gold

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina.

For more information, please contact:

Gold Fields Investors and Media
Avishkar Nagaser, EVP, Investor Relations and Corporate Affairs
Tel: +27 11 562 9775; Mobile: +27 82 312 8692
Email: Avishkar.Nagaser@goldfields.com

Thomas Mengel, Manager, Investor Relations
Tel: +27 11 562 9849; Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media
Brunswick Group (Communications advisor to Gold Fields)
Johannesburg: Timothy Schultz; Tel: +27 82 309 2497
London: Pip Green / Nick Bias / Tom Pigott; Tel: +44 20 7404 5959
North America: Emily Levin / Nikki Ritchie; Tel: +1 202 617 8582 / Tel: +1 845 682 9850

Important Information
Further information pertaining to the Transaction will be provided in due course pursuant to the documentation to be released by Gold Fields and Yamana in relation to the Transaction (the "Transaction Documents"). Investors are advised to read the Transaction Documents, which will contain the terms and conditions of the Transaction, with care and in full. Any decision or analysis of and/or election in respect of the Transaction, and/or other matters dealt with in the Transaction Documents should be made only on the basis of such information.
Nothing contained in this announcement constitutes, or is intended to constitute, investment, tax, legal, accounting or other professional advice.

No Offer or Solicitation
This announcement is for information purposes only and does not constitute or form part of any offer to sell or issue or any solicitation of any offer to buy or subscribe for any securities in the United States or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act, or the securities laws of any state of the United States or any other jurisdiction, and any securities issued in connection with the Transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws. No public offering of securities is being made in any jurisdiction where such an offering would be unlawful. The distribution of this announcement may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions.

Our Purpose
Creating enduring value beyond mining
safety integrity respect responsibility innovation collaborative delivery
4

5 The information contained in this announcement does not constitute or form a part of any offer to the public for the sale of, or subscription for, or an invitation, advertisement or the solicitation of an offer to purchase and/or subscribe for, securities as defined in and/or contemplated by the South African Companies Act, No. 71 of 2008 (“South African Companies Act”). Accordingly, this announcement does not, nor does it intend to, constitute a “registered prospectus” or an advertisement relating to an offer to the public, as contemplated by the South African Companies Act and no prospectus has been, or will be, filed with the South African Companies and Intellectual Property Commission in respect of this announcement. The information contained in this announcement constitutes factual information as contemplated in Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended (“FAIS Act”) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of any securities referred to in this announcement or in relation to the business or future investments of Gold Fields and/or Yamana, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing contained in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Gold Fields is not a financial services provider licensed as such under the FAIS Act. The information contained within this announcement is deemed to constitute inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). Upon publication of this announcement, this information is now considered in the public domain. This announcement is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. No shares are being offered to the public by means of this announcement. This announcement does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities or the solicitation of any vote for approval in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity, or the making of any investment decision. Forward-looking Statements This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934 which are intended to be covered by the safe harbor created by such sections and other applicable laws and “forward-looking information” within the meaning of applicable Canadian securities laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Undue reliance should not be placed on such statements. Forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “intend,” “plan,” “will,” “would,” “estimate,” “expect,” “goal,” “believe,” “target,” “indicative,” “preliminary,” or “potential.” Forward-looking statements in this announcement may include, without limitation: statements relating to the Transaction and the expected terms, timing and closing of the Transaction, including receipt of required approvals and satisfaction of other customary closing conditions; expectations related to a TSX listing; anticipated Transaction synergies; estimates of future production; estimates of future costs applicable to

6 sales and all-in sustaining costs; estimates of future growth rates; climate-related statements, targets and metrics, expectations regarding future exploration and the development, growth and potential of the Combined Group’s operations, project pipeline and investments, including, without limitation, project returns, capital costs, capital intensity, annual production, and feasibility study schedules; expectations of future dividends including targeting paying a dividend at the top end of Gold Fields’ revised dividend policy; expectations of returns to shareholders; expectations of future free cash flow generation, liquidity, balance sheet strength and credit ratings; expectations of future plans and benefits; expectations regarding mineral reserves and mineral resources, grade and recoveries; estimates of future closure costs and liabilities; the Combined Group constituting a new senior gold producer and the attributes thereof; leadership in sustainability and the ability to develop various projects. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions, include, but are not limited to: there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions at Gold Fields and Yamana’s properties and operations; permitting, development, operations and expansion of Gold Fields’ and Yamana’s operations and projects being consistent with current expectations and mine plans; the TSX approving Gold Fields’ lisitng application; attaining the necessary normalised earnings to enable Gold Fields to pay the expected; political developments in any jurisdiction in which Gold Fields or Yamana operate being consistent with current expectations; certain exchange rate assumptions for the Australian dollar, South African rand or the Canadian dollar to the U.S. dollar, as well as other exchange rates being approximately consistent with current levels; certain price assumptions for gold, copper, silver, zinc, molybdenum and oil; prices for key supplies being approximately consistent with current levels; the accuracy of current mineral reserve and mineral resource estimates; and other planning assumptions. Risks relating to forward-looking statements in regard to Gold Fields’ and Yamana’s business and future performance may include, but are not limited to, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on Gold Fields’ and Yamana’s operations, conflict resolution governmental regulation and judicial outcomes and other risks. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Gold Fields’ and Yamana’s businesses; the risk associated with Gold Fields’ and Yamana’s ability to obtain required shareholder approval of the Transaction; timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that the TSX approval for the listing is not obtained; the risk that earnings are not as expected; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the Transactions, the response of business partners and retention as a result of the announcement and pendency of the Transactions; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the Transaction; the anticipated size of the markets and continued demand for Gold Fields’ and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on Transaction-related issues. Further details of potential risks and uncertainties affecting Gold Fields and Yamana are described in Gold Fields’ filings with the JSE and the United States Securities and Exchange Commission, including the Gold Fields’ Integrated Annual Report 2021 and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 31 March 2022 (SEC File no. 001-31318) and Yamana’s most recent annual information form as well

7 as its other filings made with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission. Gold Fields is not affirming or adopting any statements or reports attributed to Yamana in this announcement or made by Yamana outside of this announcement. These forward-looking statements speak only as of the date they are made. Readers are cautioned not to place undue reliance on such statements. Gold Fields does not undertake any obligation to publicly release revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this announcement, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued "forward-looking statement" constitutes a reaffirmation of that statement. Continued reliance on "forward-looking statements" is at investors' own risk.